treats you can trust

homefree®


EGG FREE
DAIRY FREE
GLUTEN FREE
ALLERGY FRIENDLY
VEGAN
KOSHER
PEANUT FREE
NO RICE
NUT FREE
JUST 150 CALORIES
NON-GMO
WHOLE GRAIN!
SUPER DELICIOUS

DELICIOUS COOKIES MADE THE HOMEFREE WAY:

allergy friendly, gluten free

Made in our dedicated bakery with the highest standards.

healthy & inclusive

Whole grain and quality ingredients. Just about everyone can enjoy our treats.

socially conscious

It's important to us to manufacture responsibly and to make a difference in the world.

award winning

The Good Housekeeping Research Institute named ours "Best Gluten Free Cookies."


homefree
double chocolate chip
mini cookies
homefree
lemon burst
mini cookies
homefree
chocolate chip
mini cookies
homefree
vanilla
mini cookies
homefree
chocolate mint
mini cookies

HOMEFREETREATS.COM

NON GMO Project VERIFIED nongmoproject.org
50%+ WHOLE GRAIN 9g or more per serving
Pareve
Certified Gluten-Free
Certified B Corporation
Certified WBENC Women's Business Enterprise
SQF

home free
treats you can trust

chocolate chip
mini cookies



Nutrition Facts	
1 serving per container	
Serving Size	**1 package (31g)**
Amount per serving **Calories**	**150**
	% Daily Value*
Total Fat 7g	9%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 90mg	4%
Total Carbohydrate 21g	8%
Dietary Fiber 2g	7%
Total Sugars 11g	
Includes 11g Added Sugars	22%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 16mg	2%
Iron less than 1mg	6%
Potassium 24mg	1%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

8 57313 00187 9

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, chocolate chips (sugar, unsweetened chocolate, non-dairy cocoa butter, dextrose, soy lecithin [an emulsifier], vanilla extract), organic tapioca starch, pear juice concentrate, baking soda (sodium bicarbonate), pure vanilla extract, salt, cream of tartar, soy lecithin [an emulsifier], xanthan gum, rosemary extract. ALLERGEN INFORMATION: **CONTAINS: SOY LECITHIN**. Made in dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

double chocolate chip
mini cookies



Nutrition Facts	
1 serving per container	
Serving Size	**1 package (27g)**
Amount per serving **Calories**	**130**
	% Daily Value*
Total Fat 5g	6%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 120mg	5%
Total Carbohydrate 19g	7%
Dietary Fiber 2g	7%
Total Sugars 9g	
Includes 9g Added Sugars	18%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 22mg	2%
Iron 2mg	6%
Potassium 47mg	1%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

8 57313 00194 7

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, chocolate chips (cane sugar, unsweetened chocolate, non-dairy cocoa butter), demerara sugar, non-alkalized cocoa powder, organic tapioca starch, apple juice concentrate, baking soda (sodium bicarbonate), pure vanilla extract, salt, baking powder, xanthan gum, sunflower lecithin [an emulsifier], rosemary extract. ALLERGEN INFORMATION: **Made on shared lines with soy lecithin.** Made in dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

vanilla
mini cookies, 70% organic



Nutrition Facts	
1 serving per container	
Serving Size	**1 package (31g)**
Amount per serving **Calories**	**150**
	% Daily Value*
Total Fat 6g	8%
Saturated Fat 0.5g	2%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 95mg	4%
Total Carbohydrate 22g	8%
Dietary Fiber 1g	4%
Total Sugars 10g	
Includes 10g Added Sugars	20%
Protein 1g	
Vitamin D 0mcg	0%
Calcium 14mg	1%
Iron less than 1mg	3%
Potassium 16mg	0%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

8 57313 00186 2

INGREDIENTS: Gluten free whole oat flour, organic cane sugar, organic high oleic safflower oil, organic pear juice from concentrate, organic tapioca starch, organic buckwheat flour, organic lemon juice from concentrate, organic pure vanilla extract, baking soda (sodium bicarbonate), salt, baking powder, xanthan gum, cream of tartar, rosemary extract. ALLERGEN INFORMATION: **Made on shared lines with soy lecithin.** Made in dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

lemon burst
mini cookies



Nutrition Facts	
1 serving per container	
Serving Size	**1 package (30g)**
Amount per serving **Calories**	**150**
	% Daily Value*
Total Fat 6g	8%
Saturated Fat 0.5g	2%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 95mg	4%
Total Carbohydrate 21g	8%
Dietary Fiber 1g	4%
Total Sugars 10g	
Includes 10g Added Sugars	20%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 9mg	1%
Iron less than 1mg	3%
Potassium 30mg	1%

*The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

8 57488 00433 0

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, organic tapioca starch, pear juice concentrate, lemon juice concentrate, lemon extract, salt, pure vanilla extract, cream of tartar, baking soda (sodium bicarbonate), sunflower lecithin [an emulsifier], gum karaya, rosemary extract. ALLERGEN INFORMATION: **Made on shared lines with soy lecithin.** Made in dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

chocolate mint
mini cookies



Nutrition Facts	
1 serving per container	
Serving Size	**1 package (27g)**
Amount per serving **Calories**	**130**
	% Daily Value*
Total Fat 5g	6%
Saturated Fat 0.5g	2%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 120mg	5%
Total Carbohydrate 19g	7%
Dietary Fiber 2g	7%
Total Sugars 9g	
Includes 9g Added Sugars	18%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 11mg	1%
Iron less than 1mg	6%
Potassium 42mg	1%

*The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

8 57488 00435 4

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, demerara sugar, non-alkalized cocoa powder, organic tapioca starch, apple juice concentrate, peppermint extract, baking soda (sodium bicarbonate), pure vanilla extract, salt, xanthan gum, sunflower lecithin [an emulsifier], cream of tartar, rosemary extract. ALLERGEN INFORMATION: **Made on shared lines with soy lecithin.** Made in dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

Available in 10-unit Grab & Go boxes, and in 30-unit and 64-unit bulk cases. Loose bulk is also available.





Homefree, LLC • P.O. Box 491 Windham, NH 03087
tel: 800-552-7172 • email: info@homefreetreats.com

USDA Smart Snack, and meets school dietary requirements for the **Massachusetts A List**.